DMC
MINING SERVICES

GENERAL SERVICES AGREEMENT

1.0 DMC MINING SERVICES CORPORATION

This document is submitted by DMC Mining Services Corporation, a company duly incorporated under the laws of Colorado and having its head office at 2200 South 4000 West, Salt Lake City, Utah 84120-1235, hereinafter called DMC.

The following agreement is in reference to our November 4th proposal to rehabilitate the Pinson Mine on behalf of Atna Resources Inc., hereinafter called Atna. Atna owns and operates the Pinson Mine located north of Golconda, Nevada and has asked DMC to provide mining services as listed in the Scope of Work.

1.1 MSHA INDEPENDENT CONTRACTOR IDENTIFICATION

Name:	DMC Mining Services Corporation
Address:	2200 South 4000 West Salt Lake City, Utah 84120-1235
Telephone:	801/975-1979
Fax:	801/975-1989
MSHA I.D. No.:	WJ6
BROWZ ID #:	462A4234
Employers Fed ID #	84-0875093
Workers Comp #	WC7-871-071469-010
Serve Documents to:	DMC Mining Services 2200 South 4000 West Salt Lake City, Utah 84120-1235 Attn: Daniel Saint Don

2.0 GENERAL TERMS AND CONDITIONS

This document contains the complete agreement between Atna and DMC and supersedes all other communications and documentation.

2.1 MSHA ID NUMBER

DMC MSHA identification number is WJ6.

2.2 UNION STATUS

DMC operates as a non-union contractor.

2.3 INSURANCE

DMC carries the following insurances:

A) Workers' Compensation Insurance, including Occupational Disease, in accordance with the laws of the States where the work is to be performed with limits of $1,000,000 for any one occurrence.

B) Commercial General Liability Insurance, including contractual liability, insuring the indemnity agreement and products-completed operations coverage with limits of $2,000,000 applicable to bodily injury, sickness or death in any one occurrence; and $2,000,000 for loss of or damage to property in any one occurrence, with a General Aggregate of $3,000,000.

C) Automobile Liability Insurance covering owned, unowned and hired vehicles used by DMC with limits of $1,000,000 applicable to bodily injury, sickness or death of any one person and $1,000,000 for more than one person in any one occurrence; and $1,000,000 for loss of or damage to property in any one occurrence.

DMC can provide Additional Insured Endorsement for ATNA. DMC carries a $25,000,000 Umbrella policy which is included in our Schedule of Rates.

It is assumed that ATNA will carry insurance on all ATNA-supplied equipment and that DMC will not be liable for any damages to ATNA supplied equipment except due to negligence during DMC operation.

2.4 STRIKES OR LOCKOUTS

In the event DMC's activities are interrupted or delayed by strikes, slowdowns or other concerted work interrupting activities directed against ATNA, DMC shall be compensated at specified Day Work Rates for loss of time and the expenses resulting from such activities.

2.5 LIQUIDATED/CONSEQUENTIAL DAMAGES

DMC does not accept and will not enter into a contract, which contains a liquidated or consequential damage provision. This proposal/bid/contract is void if subjected to liquidated or consequential damages.

2.6 CONTRACT CANCELLATION OR SUSPENSION

In the event that ATNA elects to cancel, terminate or suspend the work, or any major portion of the work, ATNA shall negotiate an equitable settlement with DMC. This will include, but is not limited to, the payment of such items as on-site inventory, lease agreements, equipment rental, demobilization of equipment and personnel, purchase of equipment obtained for this project for which DMC has no immediate requirement, etc.

2.7 JURISDICTION

It is understood and agreed that each and every provision of this contract, including any alleged breach thereof, shall be interpreted in accordance with the laws of the State of Nevada.

2.8 CONTRACT FORM

Any ATNA initiated contract form will incorporate this proposal in its entirety by reference, and this proposal will become an integral part of such a contract. Any conflicting contract language between the two documents is to be resolved by negotiation. In the event of continuing contradictory contract language, this agreement language shall prevail.

2.9 WORK WEEK

Our proposal assumes 5 days per week x 10 hours per shift schedule per employee. Work week begins on Sunday and ends on Saturday for the purpose of overtime payment. Employees will be given reasonable notice to changes in this schedule.

2.10 SAFETY CONSIDERATIONS – GROUND SUPPORT

DMC will follow the Atna ground control plan. The responsibility for the safety of personnel remains with the contractor and as such, DMC reserves the right to make final decisions on the type and quantity of ground support to be installed.

2.11 MSHA DIRECTIVES

In the event of any new MSHA mandated procedures, process or rulings, DMC and Atna will determine the appropriate course of action for compliance. Associated costs would be reimbursed according to hourly rates.

3.0 SCOPE OF WORK

The following preliminary scope of work has been identified by Atna;

1. **Portal Surface Areas In CX Pit**
   a) Re-establish surface area necessary for ongoing underground operations
   b) Inspect, repair and bring surface equipment into full operational capacity (includes electrical distribution, transformers, communication lines, ventilation fans, air compressor, shotcrete batch plant, pumps & pipelines, sewage & waste disposal)
   c) Clean up around portal areas and bring up to MSHA safety standards
   d) Establish waste rock dump area (separate rock for potential backfill aggregate)
   e) Construct working area platform for access into secondary access portal while maintaining road access to current primary access portal
   f) Establish and maintain separate surface ore stockpiles for oxide and sulfide ores
   g) Surface haul road maintenance
   h) Clean-up shop area

2. **Underground Work Areas from CX Pit**
   a) Re-establish underground decline, workings, sumps, ground control & roof support for ongoing underground operations
   b) Inspect, repair and bring underground equipment into full operational capacity (includes electrical distribution, transformers, communication lines, ventilation fans, air supply, sumps, dewatering system, pumps & pipelines, sewage & waste disposal)
   c) Clean up inside travel ways & work areas and bring up to MSHA safety standards
   d) Drive approximately 1,000 feet of 14' x 16 ' of primary access - 10% decline
   e) Screen & grout for use as primary access
   f) Drive minimum of 2,000 feet of 14' x 16' additional secondary development drifts & cross cuts
   g) Remove 2,000 tons of bulk ore sample in 1Q 2012 from existing workings
   h) Possible relocation new primary access decline
   i) Complete several stope development areas - probable 3 up and 3 down from central access point
   j) typical stope dimensions: width range 20 to 80 feet, 20 to 200 feet long & 10 to 14 foot high
   k) Complete estimated two ventilation raise - approximately 90 feet each

l) Conduct test mining and removal of ore and waste to surface stockpiles & waste rock dump

m) Estimated mining tonnage over 12 month period 36,000 tons of ore and 180,000 tons of waste.

n) Prepare several development drilling stations for delineation of ore zones

o) Work schedule initially based on 5 -7 days a week operations start one shift per day - expand to 2 shifts per day shortly thereafter.

p) Plan to expand to 500 to 750 tons per day ore by end of 2012.

q) Consider option of hauling ore directly from underground to stockpile outside pit boundary utilizing pit access road. This adds 3500 feet one way up hill at mostly 10% grade or 7000 feet total for the round trip. What would this cost and how does it change equipment and manpower needs.

3.1 TECHNICAL SERVICES

As necessary, Atna may request technical assistance to support the mine plan. DMC has provided rates to address this need including Phase I work to prepare the mine. This includes;

- Update and submit MSHA documents, maps and drawings
- Preparation of mine plans and schedules

3.2 CHANGES IN SCOPE

Atna reserves the right to modify the scope according to conditions on the ground and as desired to meet mine plans. Atna will submit an updated approved scope of work for the following quarter 15 days prior to the start of that quarter.

4.0 RESPONSIBILITIES

Responsibilities of DMC and ATNA are set forth below.

4.1 DMC RESPONSIBILITIES

- ✓ Qualified salary and hourly personnel to carry out the work
- ✓ Insurance for DMC owned and leased equipment
- ✓ Surface and Underground equipment to carry out the scope of work including jumbo, bolter, loader, trucks and shotcrete equipment
- ✓ Materials and supplies to support operations
- ✓ Surface transportation
- ✓ Miners lamps and self rescuers
- ✓ Parts, supplies and services sufficient for surface and underground mining scope of work
- ✓ Additional UG electrical sub stations as required
- ✓ Fuel supply & storage facilities with spill containment
- ✓ Explosives supply & storage facilities
- ✓ Technical support as required

If ATNA would prefer to take responsibility for any items listed above they will notify DMC and make necessary changes to the agreement.

4.2 ATNA RESPONSIBILITIES

- ✓ Site access
- ✓ Security of DMC owned materials, supplies, tools and equipment
- ✓ All permits
- ✓ MSHA approved mine plan
- ✓ Office space, telephone
- ✓ Dry house and area to support 25 – 30 people
- ✓ Initial site specific safety training, (DMC to take over)
- ✓ Mine Rescue coverage
- ✓ Substantial amount of equipment and supplies on site from past mining activity (have inventory list but recommend site visit to ascertain what is usable)
- ✓ Main ventilation equipment and electrical distribution equipment
- ✓ Mine dewatering from service water wells

- ✓ Electrical components and distribution system
- ✓ Compressed air, water and utilities

If ATNA prefers to have DMC address any items listed, DMC could provide a plan and cost estimate for consideration.

5.0 BASIS OF COMPENSATION

DMC has reviewed the scope of work and made a site visit to verify conditions at the mine. Our proposal and cost estimate was made with these conditions in mind. Work will be carried out as approved by Atna management. A Time and Materials compensation structure will be used initially with the intent of unit based rates in the future. Section 6 lists rates for preliminary scope of work.

5.1 PAYMENT TERMS

Atna guarantees to DMC the prompt and full payment of monthly invoices in connection with this Services Agreement. Atna shall pay One Hundred percent (100%) of the invoice, (no hold back).

As a form of security, DMC requires advanced payment for monthly services. This payment will be estimated on the 15th of each month for the next month of expected services. A Pro Forma invoice will be submitted with 15 day payment terms. Once the final invoice is completed, it will be reconciled against the Pro Forma. As an example, January reconciliation would be done on the Feb 15th Pro Forma. A quarterly reconciliation will be completed 15 days after each calendar quarter end.

After 6 months, DMC and Atna will revisit these terms with the intent to simplify as applicable.

5.2 DELAY

Delays caused to DMC by the lack of materials, supplies, services, equipment, etc., which are to be supplied by Atna shall be compensated at Standard Hourly Work Rates.

5.3 EXTRA WORK

Standard Hourly Work Rates are charged for work which is carried out by DMC that is beyond the scope of work. This extra work will be carried out only at the instruction and/or request of the Atna

5.4 STANDBY

In the event that DMC is instructed by Atna to cease work on the project or on a portion of the project, and is unable to reasonably allocate personnel and equipment to other ongoing portions of the project, DMC shall be compensated at Standard Hourly Work Rates. Payment shall include reimbursement for DMC's equipment, labor, supervision and indirects, and any other outside services and supplies affected by the standby.

5.5 TAXES

Sales and use taxes would be billed as applicable.

5.6 CONTRACT CANCELLATION OR SUSPENSION

In the event that Atna elects to cancel, terminate or suspend the work, Atna shall negotiate an equitable settlement with DMC.

6.0 SCHEDULE OF RATES

The following rates will be used for invoicing under a Time and Materials structure. All work is to be pre-approved by Atna. Where appropriate, DMC will submit estimates for specific tasks.

Table 1 is a summary of hourly rates for various classifications.

Table 1 - Summary of Hourly Labor Rates

Classification	Reg Time	O/T	Per Diem
General Manager	$ 210	$ 210	
Area Manager	$ 175	$ 175	
Safety Manager	$ 150	$ 150	
Project Engineer	$ 100	$ 100	$ 60
Mine Superintendent	$ 95	$ 120	$ 60
Master Mechanic	$ 90	$ 115	$ 60
Mine Supervisor	$ 90	$ 115	$ 60
Safety Coordinator	$ 85	$ 112	$ 60
Miner	$ 80	$ 110	$ 50
Electrician	$ 80	$ 110	$ 50
Mechanic	$ 80	$ 110	$ 50
Laborer	$ 65	$ 85	$ 50
Office Clerk / Buyer	$ 50	$ 65	$ -

Table 2 is a summary of misc rates. Any materials or supplies requested by Atna would be invoiced at cost plus 15%.

Table 2 - Summary of Misc. Rates

Item	Unit	Rate
Safety Supplies, (per manhour worked)	hour	$ 2.00
Construction Tools, (per manhour worked)	hour	$ 2.00
Mobilization/Demobilization	Cost + 15%	
Third Party Rentals	Cost + 15%	
Misc. Expenses	Cost + 15%	

Table 3 is a budget estimate for Phase I activities. Quantities are subject to change based on Atna instructions. Actual hours and quantities would be invoiced.

As shown, this estimate includes a Third Party Electrical firm with the following scope;

- ✓ Surface Ground Test – 8 to 16 man hours
- ✓ On-site one line power information and data gathering - 4 to 8 man hours
- ✓ Surface Electrical Audit – 16 to 48 man hours
- ✓ AutoCAD one line drawings from field information

Prices do not reflect any repairs or troubleshooting in the event something does not pass the ground test or if the audit reveals a problem needing immediate repair

Table 3 - Budget Estimate

Labor				
Classification		**Est. Hours**	**Average Rate/Hr**	**Estimate**
General Manager		4	$ 210	$ 840
Area Manager		8	$ 175	$ 1,400
Safety Manager		16	$ 150	$ 2,400
Project Engineer		16	$ 100	$ 1,600
Mine Supervisor		8	$ 108	$ 864
Miner		0	$ 96	$ -
Electrician		16	$ 96	$ 1,536
Mechanic		0	$ 96	$ -
Laborer		16	$ 78	$ 1,248
Total Labor		**84**		**$ 9,888**
Misc. Costs	**Quantity**	**Units**	**Rate**	**Estimate**
Safety Supplies	84	hours	$ 2.00	$ 168
Construction Tools	84	hours	$ 2.00	168
Surface Truck	1.0	months	$ 2,000	$ 2,000
Forklift Rental and Operating	0.0	months	$ 3,500	$ -
Third Party Electrical Audit & Report	1.0	L.S.		$ 6,500
Misc. Expenses (fuel, meals, hotel, etc.)	1	L.S.		$ 2,500
Total Misc Costs				**$ 11,336**
Total Budget Estimate, (labor, mat, supplies and equipment)				**$ 21,224**

Table 4 lists equipment rates which consist of two portions, Rental and Operating. Rental is for basic ownership, taxes and insurance of the unit on a monthly basis. Operating cost per hour consists of maintenance parts, supplies, filters and lubricants. No maintenance labor is included in this operating cost per hour.

If equipment is delayed or on stand-by, only rental rates will apply. If equipment is in use, both rental and operating costs apply.

Table 4 - Equipment Rates

Item	Rental each, (Monthly)		Operating, (per hour)	
Jumbo - Atlas Copco	$	30,000	$	210
Bolter - Sandvik DS310	$	31,500	$	270
Loader - Atlas Copco 6 yd	$	27,000	$	220
Haul Trucks - Atlas Copco MT2010	$	25,000	$	90
Shotcrete Sprayer - Normet Spraymec	$	24,000	$	90
Shotcrete Remix Truck - Transmixer	$	18,000	$	60
Scissors Lift	$	14,400	$	50
Explosives Tractor - CAT	$	7,200	$	60
Backfill Rammer	$	20,000	$	120
CAT 930H Surface Loader	$	5,500	$	120
Forklift - GHEL	$	4,000	$	50
Tractor - Kubota	$	2,500	$	12
Pick-Up Truck	$	2,000	$	18
Crew Van	$	2,250	$	18

7.0 AGREEMENT

This document constitutes the entire contract and agreement between DMC and ATNA Resources Ltd. There are no misunderstandings, representations or warranties of any kind, expressed or implied, not expressly set forth in this proposal.

IN TESTIMONY WHEREOF, the parties hereto have executed this contract.

Atna Resources ~~Ltd.~~ Inc.	**DMC MINING SERVICES CORP.**
By: James Hesketh	By: Daniel Saint Don
Its: President	Its: General Manager, US Mining Operations
Date: Dec. 1, 2011	Date: December 1, 2011

DMC MINING SERVICES

GSA PINSON MINE - ADDENDUM 1

This addendum is intended to replace Section 5.1 of the General Services Agreement between DMC and Atna. Section 5.1 will be changed as follows:

5.1 PAYMENT TERMS

Atna guarantees to DMC the prompt and full payment of monthly invoices in connection with this Services Agreement. Atna shall pay One Hundred percent (100%) of the invoice, (no hold back).

Invoices will be prepared monthly and sent to Atna on or about the last day of the month. Payment terms will be Net 7 calendar days from invoice delivery date. Payment to be made by Bank Electronic Wire to: DMC Mining Services Corporation, c/o Wells Fargo Bank, 180 South Main Street, Salt Lake City, Utah, 84101, (801) 350-7040, ABA #121000248 Account #4159695873. Late payments will be subject to 2% interest per month, compounded. Late payments will trigger an immediate work stoppage if not promptly addressed by Atna. This will serve as a form of security to replace the current pre-payment process. In order for work to resume, full payment must be made for the owed amount and pre-payment for the next month based on a pro-forma estimate. Pre-payment terms described in the original GSA would continue until DMC agrees to re amend these payment terms.

This document will become part of the original GSA between DMC and ATNA Resources Ltd.

IN TESTIMONY WHEREOF, the parties hereto have executed this addendum.

Atna Resources Inc.	**DMC MINING SERVICES CORP.**
By:________________	By: Daniel Saint Don
Its:________________	Its: General Manager, US Mining Operations
Date:________________	Date: July 20, 2012